Exhibit 99.1

Press Release Brussels / 27 July 2017 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 2Q17 versus the reference base for the same period of last year. For a description of the reference base and important disclaimers please refer to pages 14 and 15.

Anheuser-Busch InBev reports Second Quarter and

Half Year 2017 Results

HIGHLIGHTS

•

Revenue: Revenue grew by 5.0% in the quarter, with revenue per hl growth of 3.2%. On a constant geographic basis, revenue per hl grew by 3.6%, driven by revenue management initiatives as well as continued premiumization. In HY17, revenue grew by 4.4% with revenue per hl growth of 4.2%. On a constant geographic basis, revenue per hl grew by 4.1%.

•

Volume: Total volumes grew 1.0%, while own beer volumes were up by 2.1%. Good growth in own beer volumes was achieved in South Africa, Mexico and Australia, while declines were recorded in the US, Brazil and Colombia. In HY17, total volumes were up 0.3% with own beer volumes up 1.0%.

•

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 8.9% in 2Q17. Budweiser revenues grew by 5.7%, with 11.7% growth in revenues outside of the US. Stella Artois revenues grew by 6.6%, driven mainly by growth in Argentina and South Korea. Corona had a solid quarter as well, with revenues growing 16.6%, with 26.2% growth in revenues outside of Mexico, as a result of strong growth in the UK, Australia and China. In HY17, the combined revenues of our global brands grew by 10.6%.

•

Cost of Sales (CoS): CoS increased by 3.2% in 2Q17 and by 1.3% on a per hl basis. On a constant geographic basis, CoS per hl increased by 2.2%, with savings from synergies partially offset by the anticipated transactional currency and commodity impacts in Latin America North and Latin America South. In HY17, CoS grew by 4.3% in dollars and by 4.2% on a per hl basis. On a constant geographic basis, CoS per hl increased by 4.3% in HY17.

•

EBITDA: EBITDA grew by 11.8% as a result of healthy top-line growth, helped by strong synergy capture, and partly offset by CoS pressure, as anticipated. EBITDA margins expanded by 238 bps to 37.7%. In HY17, EBITDA grew by 9.0% and EBITDA margin expanded by 161 bps to 37.5%.

•

Net finance results: Net finance costs (excluding non-recurring net finance costs) grew from 726 million USD in 2Q16 to 1 628 million USD in 2Q17 predominantly due to a mark-to-market loss of 265 million USD in 2Q17, linked to the hedging of our share-based payment programs, compared to a gain of 444 million USD in 2Q16, resulting in a swing of 709 million USD. Net finance costs were 3 120 million USD in HY17 compared to 1 945 million USD in HY16.

•

Income taxes: Income tax expense in 2Q17 was 575 million USD with a normalized effective tax rate (ETR) of 21.3%, compared to an income tax expense of 497 million USD in 2Q16 and a normalized ETR of 20.5%. The normalized ETR was 20.9% in HY17 compared to 21.5% in HY16.

•

Profit: Normalized profit attributable to equity holders of AB InBev increased from 1 727 million USD in 2Q16 to 1 872 million USD in 2Q17, with organic EBITDA growth partially offset by higher net finance costs. Normalized profit attributable to equity holders of AB InBev increased from 2 571 million USD in HY16 to 3 331 million USD in HY17.

•

Earnings per share: Normalized earnings per share (EPS) decreased from 1.06 USD in 2Q16 to 0.95 USD in 2Q17, with higher profits more than offset by a negative impact of mark-to-market adjustments linked to the hedging of our share-based programs and the increased number of outstanding shares. Normalized EPS increased from 1.57 USD in HY16 to 1.69 USD in HY17.

•	Combination with SAB: The business integration is progressing well, with synergies and cost savings of 335 million USD captured during 2Q17.

•	2017 Half Year Financial Report: The report is available on our website at www.ab-inbev.com.

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Figure 1. Consolidated performance (million USD)
	2Q16	2Q16	2Q17	Organic
	Reported	Reference Base		growth
Total Volumes (thousand hls)	114 908	150 652	157 679	1.0%
AB InBev own beer	104 999	128 313	130 483	2.1%
Non-beer volumes	9 044	21 504	25 889	-5.7%
Third party products	866	835	1 306	5.4%
Revenue	10 806	13 453	14 182	5.0%
Gross profit	6 582	8 192	8 738	6.1%
Gross margin	60.9%	60.9%	61.6%	66 bps
Normalized EBITDA	4 011	4 856	5 354	11.8%
Normalized EBITDA margin	37.1%	36.1%	37.8%	238 bps
Normalized EBIT	3 222	3 862	4 338	15.0%
Normalized EBIT margin	29.8%	28.7%	30.6%	275 bps

Profit attributable to equity holders of AB InBev	152		1 502
Normalized profit attributable to equity holders of AB InBev	1 727		1 872

Earnings per share (USD)	0.09		0.76
Normalized earnings per share (USD)	1.06		0.95

	HY16	HY16	HY17	Organic
	Reported	Reference Base		growth
Total Volumes (thousand hls)	219 776	293 497	305 550	0.3%
AB InBev own beer	198 880	246 109	248 212	1.0%
Non-beer volumes	19 303	45 858	55 132	-4.1%
Third party products	1 594	1 530	2 206	14.0%
Revenue	20 206	25 526	27 104	4.4%
Gross profit	12 204	15 462	16 430	4.4%
Gross margin	60.4%	60.6%	60.6%	4 bps
Normalized EBITDA	7 474	9 346	10 162	9.0%
Normalized EBITDA margin	37.0%	36.6%	37.5%	161 bps
Normalized EBIT	5 915	7 379	8 059	10.5%
Normalized EBIT margin	29.3%	28.9%	29.7%	169 bps

Profit attributable to equity holders of AB InBev	285		2 908
Normalized profit attributable to equity holders of AB InBev	2 571		3 331

Earnings per share (USD)	0.17		1.48
Normalized earnings per share (USD)	1.57		1.69

Figure 2. Volumes (thousand hls)
	2Q16	Scope	Organic	2Q17	Organic growth
	Reference		growth		Total	Own beer
	Base				Volume	volume
North America	31 526	105	- 310	31 320	-1.0%	-0.6%
Latin America West	26 862	- 39	833	27 657	3.1%	3.8%
Latin America North	27 209	- 32	-1 046	26 131	-3.8%	0.2%
Latin America South	5 999	-	731	6 730	12.2%	14.7%
EMEA	29 754	5 720	1 232	36 706	4.1%	6.0%
Asia Pacific	28 900	6	- 21	28 885	-0.1%	-0.1%
Global Export and Holding Companies	400	- 201	51	250	25.8%	25.8%
AB InBev Worldwide	150 652	5 557	1 470	157 679	1.0%	2.1%

	HY16	Scope	Organic	HY17	Organic growth
	Reference		growth		Total	Own beer
	Base				Volume	volume
North America	58 439	211	-1 494	57 156	-2.6%	-2.7%
Latin America West	52 534	- 50	704	53 188	1.3%	1.3%
Latin America North	56 922	- 5	- 367	56 550	-0.6%	2.1%
Latin America South	14 819	-	1 000	15 819	6.8%	10.3%
EMEA	57 719	11 441	466	69 625	0.8%	2.6%
Asia Pacific	52 162	- 20	426	52 568	0.8%	0.8%
Global Export and Holding Companies	902	- 337	80	644	14.1%	14.1%
AB InBev Worldwide	293 497	11 239	814	305 550	0.3%	1.0%

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MANAGEMENT COMMENTS

Our growth accelerated in the second quarter. Revenue grew by 5.0%, driven by revenue management and premiumization in markets such as Western Europe and China as well as volume growth. Our continued focus on driving premiumization allows us to generate top-line growth in emerging as well as developed markets. Our global brands continued to deliver strong revenue growth with revenue up by 8.9% this quarter. Corona led the way, with global growth of 16.6% and 26.2% growth outside of Mexico.

We delivered volume growth of 1.0%, with own beer volumes up 2.1%. This result was achieved through double-digit beer volume growth in South Africa, as well as strong performances in Mexico and Argentina.

Our EBITDA grew by 11.8% in 2Q17 and 9.0% in HY17. This growth is attributable to a healthy top-line growth, helped by strong synergy capture, although partly offset by the anticipated CoS pressure. Excluding Brazil, our revenue in the quarter grew by 6.2% with own beer volumes up by 2.6% and EBITDA growth of 16.5%.

The integration with SAB continues to go as planned, with additional synergy capture this quarter of 335 million USD coming primarily from all of our new markets. We are also well underway sharing best practices, with intellectual synergies driving a new approach to category growth.

2017 has been off to a good start and we will continue to push ourselves to deliver good results throughout the balance of the year. While the second half of the year looks promising, our focus remains on growing the global beer category as well as generating top-line growth in a sustainable way to position ourselves for long term success.

2017 OUTLOOK

(i)

Top-line: While recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in FY17, driven by the solid growth of our global brands and strong commercial plans, including revenue management initiatives.

(ii)	Cost of Sales: We expect CoS per hl to increase by low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

(iii)	Selling, General and Administrative Expenses: We expect SG&A to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

(iv)

Synergies: We updated our 2.45 billion USD synergy and cost savings expectation to 2.8 billion USD during our FY16 results announcement, with synergies being calculated on a constant currency basis as of August 2016.

(v)

Net Finance Costs: We expect the average rate of interest on net debt in FY17 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 150 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(vi)

Effective Tax Rate: We are amending our FY17 guidance from the range of 24% to 26% to the range of 22% to 24%, excluding any future gains and losses relating to the hedging of our share based programs This guidance continues to include the impact of the change in country mix following the combination with SAB and the expected tax consequences of the funding of the combination.

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(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 3.7 billion USD in FY17.

(viii)

Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(ix)	Dividends: We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

BUSINESS REVIEW

United States

Our US business continued to deliver EBITDA growth in the first half of this year on the heels of a good 2016 financial performance. This quarter we continued to see a strong performance from our Above Premium brands, which helped offset the challenges we are facing with our Premium brands.

Revenue for the quarter decreased by 0.2% in 2Q17 and by 1.3% for HY17. Revenue per hl grew by 0.9% in 2Q17, negatively impacted by brand shipment mix, and by 1.5% in HY17. Our pricing strategy remains to target pricing in line with inflation.

We estimate that industry STRs in the United States declined by 0.7% in 2Q17 and by 1.1% in HY17, in line with 2016 industry performance. Our own STRs were down 3.0% in both the quarter and HY17, with STWs down 1.1% in the quarter and down 2.7% in the half year. STRs and STWs have therefore converged during the first half, with stock levels well-placed to meet summer demand.

We estimate a decline in total market share of approximately 105 bps in 2Q17, as we cycled a strong comparable versus 2Q16. We estimate a decline of 85 bps in HY17. We are not pleased with our market share performance and we will continue to work to balance the share and profitability equation while fine-tuning our regional pack-price strategy and leveraging our strong wholesaler system.

Our Above Premium brand portfolio continued to perform well, gaining approximately 35 bps of total market share in the quarter (30 bps in HY17). Michelob Ultra was the top share gainer in the US for the ninth consecutive quarter and continues to grow volumes by double-digits as a result of its consistent “Active Lifestyle” positioning and increased support behind the brand. Stella Artois had another strong quarter, and was the fastest growing European imported beer according to IRI. Our craft portfolio also continued to gain share.

Our Value brands continued to show improved trends within the quarter, especially within the Busch brand family. These brands continue to retain a loyal consumer base while requiring minimal investment.

The US Premium segment remains under pressure, as consumers continue to trade-up to high end brands. This is resulting in positive trends for many brands across our portfolio, but is putting pressure on Budweiser and Bud Light, which lost 40 bps and 90 bps of share in 2Q17, respectively.

Overall, we are seeing positive momentum behind our Budweiser “America” campaign and encouraging signs from the new “Friendship” platform for Bud Light. These results present an opportunity for positive brand health moving forward, which better positions us for success in the long term. We’ve also taken the Budweiser “America” campaign to the State level, launching specific packaging to celebrate the locations of our 12 main breweries. Additionally, for Bud Light, we have developed local programming for key Hispanic markets as we bring the Friendship platform to life for more Americans.

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Despite soft volumes, disciplined cost management generated 3.9% organic EBITDA growth for the quarter with EBITDA margin up 168 bps to 42.2%. We continue to expand our gross profit margin, which grew by 45 bps to 62.2% in 2Q17. In HY17, organic EBITDA grew 1.4% with EBITDA margin up 110 bps to 41.3%.

Mexico

Our business in Mexico continued to perform well in the quarter, with revenue increasing by low double-digits and volumes up mid-single digits, helped in part by the later Easter timing. In HY17, revenue grew by high single digits with volumes up by mid-single digits.

Volume growth was led by Victoria, which grew by double-digits this quarter, as its Mexican heritage platform continues to drive brand health and sales. Corona volumes were up low single digits with brand health metrics continuing to trend positively. The American portfolio also performed well, with high double-digit growth in Bud Light and Michelob Ultra, while our global brands Budweiser and Stella Artois also recorded high double-digit growth.

EBITDA grew by 4.6% in Mexico in 2Q17, with margin compression of 242 bps to 43.2%. Top-line growth was partially offset by the combined impacts of currency devaluation on our CoS as well as an energy price increase at the beginning of the year. The level of sales and marketing investment in the second quarter was atypical, and for this reason we believe the HY17 EBITDA result is more representative of our business performance. In HY17, EBTIDA grew by 9.9% with margin expansion of 30 bps to 42.7%.

Colombia

In the quarter our Colombian revenues grew by 3.1%, driven by mid-single digit increases in revenue per hl, partly offset by a 1.4% decline in volumes. Beer volumes, which cycled an unusually dry first half in the previous year due to effects from El Niño, remained soft reflecting muted consumer confidence and lower disposable income following the country wide VAT increase at the beginning of the year. In HY17, our total revenue was down 0.8% with volume down by 4.6%. We continue rolling out our high end strategy to drive further growth of our global brands, which were up approximately 100% this quarter.

Our EBITDA in Colombia grew by 19.4% in 2Q17, with margin expansion of 715 bps. This was a result of synergy capture, cost discipline and the growth of our premium brand portfolio. In HY17, EBITDA increased by 4.6% with margin expansion of 260 bps.

Brazil

Total revenue declined by 3.8% in 2Q17 and by 1.6% in HY17, with revenue per hl improving by 0.9% in the quarter but declining by 0.7% in HY17.

Our beer volumes in Brazil decreased by 1.3% in the quarter. We again outperformed the total industry, which declined by 2.7% and which continues to be affected by turbulent political and macroeconomic environments, driving high unemployment rates and low consumer confidence. Beer revenue benefited from strong growth of our global brands, but this was more than offset by the negative pack mix due to the growth of returnable glass bottles, which have a negative impact on revenue per hl but are accretive for both EBITDA and margin.

In our non-beer business, revenue per hl increased by 6.6% driven by revenue management initiatives implemented in the quarter. Volume declines of 14.1% underperformed the industry in the quarter, but the

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decline of 6.8% in HY17 outperformed an industry which has been hit hard by pressure on disposable income and discretionary spending.

The Brazilian economy is recovering at a slow pace, still representing a challenge for the beer industry in the short term. We acknowledge the difficult reality, but we believe in our strategy, remaining cautiously optimistic for the year. Further, as we will now begin cycling more favorable net revenue per hl comparables, and CoS per hl will bridge to between a flattish and low single-digit increase, we expect to resume EBITDA growth in the second half of 2017. With that in mind, we will continue to put efforts in our plan, focusing on our commercial platforms in Brazil and pursuing cost savings and efficiency gains to positively impact our profitability.

EBITDA declined by 15.4% in 2Q17, with margin contraction of 535 bps to 39.2%. This result was driven by the revenue decline and by the anticipated double-digit increase in CoS per hl due to the impact of devaluation on transactional currency. In HY17, our EBITDA declined by 19.7% with margin contraction of 877 bps to 39.0%.

South Africa

Our beer revenues in South Africa grew by 13.4% in 2Q17 driven by revenue per hl growth of 2.4% and beer volume growth of 10.8% benefiting from the timing of Easter. In HY17, revenue grew 9.7% with revenue per hl growth of 5.1% and beer volume growth of 4.4%.

This solid top-line growth was driven by a portfolio of brands with distinctive positioning and consistent through-the-line sales execution. The newly launched high end unit recorded promising growth in Stella Artois and Corona. Castle Lite continues its multi-year trend of strong growth in the core plus segment, while Carling Black Label has responded well to core plus pricing and consistent “champion” positioning with impactful multi-media soccer activation. Lion Lager’s return to the portfolio in the value segment is making good progress at winning back share from inexpensive wines and spirits. In near beer, Flying Fish, an apple-flavored malt beverage, has performed very well during the quarter and has helped to win back category market share previously lost to ciders.

When combined with the soft drink business, the South African business delivered 8.8% revenue growth in 2Q17 and 6.1% in HY17. This strong top-line growth combined with synergy capture resulted in EBITDA growth of almost 30% in 2Q17 and almost 20% in HY17.

China

Our business in China maintained its strong momentum this quarter, with revenue up 7.2% driven by revenue management initiatives and 1.0% volume growth. In HY17, revenue grew 9.1% with revenue per hl up 6.2% and volume growth of 2.7%.

Budweiser continues to perform well with volumes up double-digits in the quarter. Building on solid commercial execution during the Chinese New Year in 1Q17, Budweiser is now establishing itself with a more balanced channel mix underpinned by strong growth in Chinese restaurants and in-home occasions. The super premium brands - Corona, Stella Artois and Hoegaarden - all continue to exhibit strong growth driven by female consumers who respond to the brands’ focus on heritage, uniqueness and serving rituals. Innovations have also assisted the growth, with Harbin Baipi, a recently launched wheat beer, demonstrating wide appeal with rapid sales growth. Harbin Ice is also showing solid growth in the core plus segment.

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EBITDA grew by 20.9% in China in 2Q17, with margin expansion of over 400 bps to 35.7%. This is a result of strong top-line growth combined with savings in CoS and SG&A. In HY17, EBITDA was up 28.6% with margin expansion of over 500 bps to 34.7%.

Highlights from our other markets

Canada continues to perform well, as market share gains and net revenue per hl growth overcame a soft beer industry to drive top-line growth in the quarter. Bud Light continues to gain momentum and we are seeing strength in the high end of the market, with both our craft portfolio and Stella Artois gaining share.

Peru delivered strong revenue growth of 10.0% with volume up 4.1% as a result of our commercial efforts within the quarter. Ecuador also recorded revenue and volume gains of 8.9% and 6.4% respectively in the quarter as a result of an enhanced commercial strategy as well as cycling a favorable comparable after the earthquake in April 2016.

Argentina delivered over 20% growth in beer volumes, with enhanced commercial strategies delivering good results for both our core and premium portfolios and allowing us to gain market share in beer and total alcohol. Our soft drinks business also recorded volume growth in the high single digits.

Within EMEA, Western Europe had another great quarter and double-digit revenue growth, driven by strong performance of our premium portfolio, especially our global brands. The UK performed particularly well with double-digit top-line growth resulting from a strong commercial performance. In Eastern Europe, revenues declined by low single digits as volumes declined by high single digits. We continue to face a difficult macroeconomic environment in both Russia and Ukraine as well as a large PET ban in Russia, although we did see good growth from our premium portfolio in these markets. In Africa, excluding South Africa, beer volumes grew by over 20%, fueled by strong growth in Nigeria, Tanzania, and Uganda. We also saw high single digit beer volume growth in Zambia, and marginal growth in Mozambique.

Australia had another strong quarter, with high single digit growth in revenue and mid-single digit growth in volumes. The strong top-line growth, and resulting market share gains, were driven by continued success of the Great Northern portfolio, which is Australia’s fastest growing beer, as well as the accelerated growth of the global brand portfolio. Additionally, good synergy capture supported double-digit EBITDA growth and substantial margin expansion.

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CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	2Q16	2Q16	2Q17	Organic
	Reported	Reference Base		growth
Revenue	10 806	13 453	14 182	5.0%
Cost of sales	-4 225	-5 262	-5 444	-3.2%
Gross profit	6 582	8 192	8 738	6.1%
SG&A	-3 619	-4 614	-4 551	3.8%
Other operating income/(expenses)	259	284	151	-40.1%
Normalized profit from operations
(normalized EBIT)	3 222	3 862	4 338	15.0%
Non-recurring items above EBIT	-106		-66
Net finance income/(cost)	- 726		-1 628
Non-recurring net finance income/(cost)	-1 484		- 310
Share of results of associates	1		70
Income tax expense	- 497		- 575
Profit from continuing operations	410		1 829
Discontinued operations results	-		-
Profit	410		1 829
Profit attributable to non-controlling interest	257		327
Profit attributable to equity holders of AB InBev	152		1 502

Normalized EBITDA	4 011	4 856	5 354	11.8%
Normalized profit attributable to equity
holders of AB InBev	1 727		1 872

	HY16	HY16	HY17	Organic
	Reported	Reference Base		growth
Revenue	20 206	25 526	27 104	4.4%
Cost of sales	-8 002	-10 065	-10 674	-4.3%
Gross profit	12 204	15 462	16 430	4.4%
SG&A	-6 711	-8 575	-8 779	1.2%
Other operating income/(expenses)	422	492	408	-7.3%
Normalized profit from operations
(normalized EBIT)	5 915	7 379	8 059	10.5%
Non-recurring items above EBIT	- 139		- 287
Net finance income/(cost)	-1 945		-3 120
Non-recurring net finance income/(cost)	-2 168		- 211
Share of results of associates	3		124
Income tax expense	- 835		- 994
Profit from continuing operations	829		3 572
Discontinued operations results	-		28
Profit	829		3 600
Profit attributable to non-controlling interest	544		692
Profit attributable to equity holders of AB InBev	285		2 908
Normalized EBITDA	7 474	9 346	10 162	9.0%
Normalized profit attributable to equity
holders of AB InBev	2 571		3 331

Revenue

Consolidated revenue grew by 5.0% in 2Q17, with revenue per hl growth of 3.2%, driven by our revenue management and premiumization initiatives. On a constant geographic basis revenue per hl grew by 3.6%. In HY17, revenue grew by 4.4%, with revenue per hl growth of 4.2% on an organic basis and 4.1% on a constant geographic basis.

Cost of Sales (CoS)

Total CoS increased by 3.2%, and by 1.3% on a per hl basis in 2Q17. This increase was driven primarily by anticipated transactional foreign exchange and commodity impacts, offset by synergy capture, procurement savings and supply efficiencies. On a constant geographic basis, CoS per hl increased by 2.2%. In HY17, total CoS increased by 4.3%, by 4.2% on a per hl basis, and by 4.3% per hl on a constant geographic basis.

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Selling General and Administrative Costs (SG&A)

SG&A declined by 3.8%, reflecting good synergy capture combined with overall strong ZBB discipline. In HY17, SG&A declined by 1.2%.

Other operating income

Other operating income decreased organically by 40.1% to 151 million USD in 2Q17 as government grants received in the previous year in China and Brazil were not repeated. Other operating income decreased by 7.3% to 408 million USD in HY17.

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	2Q16	2Q17	HY16	HY17
Restructuring	- 43	- 99	- 62	- 288
Acquisition costs / Business combinations	- 60	- 8	- 79	- 25
Business and asset disposal (including impairment losses)	- 2	41	2	26
Impact on profit from operations	- 105	- 66	- 139	- 287

Normalized profit from operations excludes negative non-recurring items of 66 million USD in 2Q17, primarily related to the one-off restructuring costs related to the SAB integration.
Figure 5. Net finance income/(cost) (million USD)
	2Q16	2Q17	HY16	HY17
Net interest expense	- 866	- 973	-1 547	-2 057
Net interest on net defined benefit liabilities	- 30	- 26	- 59	- 55
Accretion expense	- 120	- 134	- 263	- 303
Other financial results	290	- 495	- 76	- 705
Net finance income/(cost)	- 726	-1 628	-1 945	-3 120

Net finance costs (excluding non-recurring net finance costs) were 1 628 million USD in 2Q17 compared to 726 million USD in 2Q16. Net interest expense increased from 866 million USD to 973 million USD. Other financial results include a mark-to-market loss of 265 million USD in 2Q17, linked to the hedging of our share-based payment programs, compared to a gain of 444 million USD in 2Q16, resulting in a swing of 709 million USD.

Net finance costs in HY17 were 3 120 million USD compared to 1 945 million USD in HY16. This increase in net finance costs was driven primarily by additional debt related to the SAB combination and interest expenses on the legacy SAB debt. Other finance results in HY17 includes a negative mark-to-market adjustment of 135 million USD, linked to the hedging of our share-based payment programs, compared to a gain of 306 million USD in HY16.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	2Q16	2Q17	HY16	HY17
Share price at the start of the period (Euro)	109.25	102.90	114.40	100.55
Share price at the end of the period (Euro)	117.60	96.71	117.60	96.71
Number of equity derivative instruments at the end of the period (millions)	44.2	47.1	44.2	47.1

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Non-recurring net finance income/(cost)

Non-recurring net finance costs were 310 million USD in 2Q17 compared to a cost of 1 484 million USD in 2Q16. Non-recurring net finance costs in 2Q16 included a negative mark-to-market adjustment of 1 766 million USD, related to the portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules.

The 2Q17 result includes a negative mark-to-market adjustment on our non-recurring equity derivative instruments relating to the issue of deferred shares in the Grupo Modelo combination and the issue of restricted shares in the SAB combination. The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 7. Non-recurring net finance income/(cost) (million USD)
	2Q16	2Q17	HY16	HY17
Mark-to-market (Grupo Modelo deferred share instrument)	230	- 125	146	- 71

Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SABMiller that did not qualify for hedge accounting)	-1 766	-	-2 365	-

Other mark-to-market	168	- 114	293	- 69
Other	- 116	- 71	- 242	- 71
Non-recurring net finance income/(cost)	-1 484	- 310	-2 168	- 211
Figure 8. Non-recurring equity derivative instruments
	2Q16	2Q17	HY16	HY17
Share price at the start of the period (Euro)	109.25	102.90	114.40	100.55
Share price at the end of the period (Euro)	117.60	96.71	117.60	96.71
Number of equity derivative instruments at the end of the period (millions)	38.1	45.3	38.1	45.3
Figure 9. Income tax expense (million USD)
	2Q16	2Q17	HY16	HY17
Income tax expense	497	575	835	994
Effective tax rate	54.9%	24.7%	50.2%	22.4%
Normalized effective tax rate	20.5%	21.3%	21.5%	20.9%
Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	2Q16	2Q17	HY16	HY17
Profit attributable to equity holders of AB InBev	152	1502	285	2908

Non-recurring items, after taxes, attributable to equity holders of AB InBev	90	61	119	240

Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	1 484	309	2 167	211
Discontinued operations results	-	-	-	- 28
Normalized profit attributable to equity holders of AB InBev	1727	1872	2571	3331
Normalized and Basic EPS
Figure 11. Earnings per share (USD)
	2Q16	2Q17	HY16	HY17
Basic earnings per share	0.09	0.76	0.17	1.48

Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.06	0.03	0.07	0.11
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	0.90	0.16	1.32	0.11
Discontinued operations results, per share	-	-	-	-0.01
Normalized earnings per share	1.06	0.95	1.57	1.69

Normalized earnings per share (EPS) decreased from 1.06 USD in 2Q16 to 0.95 USD in 2Q17, with the organic increase in EBITDA more than offset by the negative impact of mark-to-market adjustments linked to the hedging of our share-based programs and the impact of a higher number of shares.

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Figure 12. Key components - Normalized Earnings per share in USD
	2Q16	2Q17	HY16	HY17
Normalized EBIT	1.96	2.64	3.60	4.91

Mark-to-market (Hedging of our share-based payment programs)	0.27	-0.16	0.19	-0.08

Pre-funding of SAB transaction	-0.26	-	-0.46	-
Net finance cost	-0.46	-0.83	-0.92	-1.82
Income tax expense	-0.31	-0.35	-0.52	-0.63
Associates & non-controlling interest	-0.14	-0.16	-0.32	-0.35
Share dilution	-	-0.19	-	-0.34
Normalized EPS	1.06	0.95	1.57	1.69

Note: HY16 and HY17 before dilution calculated based upon weighted average number of shares per HY16 of 1 641 million shares.

EPS after dilution based upon weighted average number of shares per HY17 of 1 970 million shares.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q16	2Q17	HY16	HY17
	Reported		Reported
Profit attributable to equity holders of AB InBev	152	1 502	285	2 908
Non-controlling interests	257	327	544	692
Profit	410	1 829	829	3 600
Discontinued operations results	-	-	-	- 28
Profit from continuing operations	410	1829	829	3 572
Income tax expense	497	575	835	994
Share of result of associates	- 1	- 70	- 3	- 124
Net finance (income)/cost	726	1628	1 945	3 120
Non-recurring net finance (income)/cost	1 484	310	2 168	211
Non-recurring items above EBIT (incl. non-recurring impairment)	106	66	139	287
Normalized EBIT	3 222	4 338	5 915	8 059
Depreciation, amortization and impairment	789	1 016	1 559	2 103
Normalized EBITDA	4 011	5 354	7 474	10 162

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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FINANCIAL POSITION

Figure 14. Cash Flow Statement (million USD)
	HY16	HY17
Operating activities
Profit	829	3 600
Interest, taxes and non-cash items included in profit	6 564	6 379

Cash flow from operating activities before changes in working capital and use of provisions	7 393	9 979

Change in working capital	-1 673	-2 352
Pension contributions and use of provisions	- 265	- 288
Interest and taxes (paid)/received	-3 008	-3 381
Dividends received	6	60

Cash flow from operating activities	2453	4018

Investing activities
Net capex	-1 419	-1 579
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-1 035	- 448
Proceeds from the sale/(acquisition) of investment in short-term debt securities	-55 905	2 788
Net of tax proceeds from the sale of assets held for sale	58	5 134
Other	2	219

Cash flow from investing activities	-58 299	6114

Financing activities
Dividends paid	-3 929	-4 475
Net (payments on)/proceeds from borrowings	58801	-5 239
Other (including net finance cost other than interest)	75	- 361

Cash flow from financing activities	54 947	-10 075

Net increase/(decrease) in cash and cash equivalents	- 899	57

HY17 recorded an increase in cash and cash equivalents of 57 million USD compared to a decrease of 899 million USD in HY16, with the following movements:

•

Our cash flow from operating activities reached 4 018 million USD in the first half of 2017 compared to 2 453 million USD in the first half of 2016. The year-over-year change is mainly explained by increased profit following the SAB combination.

•

Net cash inflow from investing activities was 6 114 million USD in the first half of 2017 as compared to a net cash used of 58 299 million USD in the first half of 2016. 2017 cash flow from investing activities mainly reflects the proceeds from the announced divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures. During the first half of 2016, we issued a series of bonds in order to support the combination with SAB. The 2016 cash flow from investing activities reflects the investment of the excess liquidity resulting from these bonds, mainly in US Treasury Bills, pending the closing of the combination. Our net capital expenditures amounted to 1 579 million USD in the first half of 2017 and 1 419 million USD in the first half of 2016. Out of the total HY17 capital expenditures approximately 49% was used to improve the company’s production facilities while 36%

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was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

•

The cash outflow from our financing activities amounted to 10 075 million USD in the first half of 2017, as compared to a cash inflow of 54 947 million USD in the first half of 2016. During the first half of 2017, we repaid 8 billion USD outstanding under the Term Loan B. This Term Loan was the last remaining facility of the 75 billion USD senior facilities raised in October 2015 to finance the combination with SAB. The cash inflow from financing activities in the six-month period ended 30 June 2016 reflected the pre-funding of the combination with SAB.

Our net debt as of 30 June 2017 was 109.1 billion USD, an increase from 108.0 billion USD as of 31 December 2016. The net debt to normalized EBITDA ratio decreased from 5.5x as of 31 December 2016 to 5.3x as of 30 June 2017, both on an amended basis incorporating the Reference Base EBITDA of the combined group for the periods prior to the combination with SAB. The net debt to EBITDA calculation excludes any EBITDA from the SAB Central and Eastern Europe businesses and the stake in Distell. The results of CCBA are included as of July 2016 and will continue to be reported throughout our ownership of the stake in CCBA.

3Q16 Normalized EBITDA (Reference Base)	5 039 million USD
4Q16 Normalized EBITDA	5 248 million USD
HY17 Normalized EBITDA	10 157 million USD
Last 12 Months Normalized EBITDA	20 444 million USD

As of 30 June 2017, we had total liquidity of 19.1 billion USD, which consisted of 9.0 billion USD available under committed long-term credit facilities and 10.1 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Figure 15. Terms and debt repayment schedule as of 30 June 2017 (billion USD)

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NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. The results of the CEE business are presented as “discontinued operations result” until their disposal on 31 March 2017. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with SAB that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 1Q16 segment reporting for purposes of this results announcement and internal review by senior management. This presentation (referred to as the “Reference Base”) includes, for comparative purposes, the results of the SAB business as if the combination had taken place at the beginning of 4Q15, but excluding the results of (i) those business sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally and (ii) the Central and Eastern Europe business and the stake in Distell. The changes, effective 1 October 2016, include the former SAB geographies. Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within APAC.

2Q17 and HY17 EPS is based upon a weighted average of 1,970 million shares compared to a weighted average of 1,641 million shares for 2Q16 and HY16.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev or SAB have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The 2016 Reference Base information is based in part on certain assumptions that AB InBev believes are reasonable under the circumstances. The 2016 Reference Base information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined former AB InBev and SAB groups that would have resulted had the combination occurred on 8 October 2015, or project the results of operations or financial position of the combined group for any

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future date or period. The 2016 Reference Base information is not pro forma financial information, and has not been prepared in accordance with Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission. It is therefore not consistent in terms of content and presentation with pro forma financial information that has been or will be included in reports filed under Sections 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended.

NOTES

The second quarter 2017 (2Q17) and half year (HY17) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9 to 11 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2017, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not prepared fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 12 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2017 (except for the volume information).

CONFERENCE CALL AND WEBCAST

    Investor Conference call and Webcast on Thursday, 27 July 2017:

    3.00pm Brussels / 2.00pm London / 9.00am New York

    Registration details

    Webcast (listen-only mode)

    http://bit.ly/webcastq2

    Conference call (with interactive Q&A)

    http://bit.ly/confcallq2

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com
Aimee Baxter Tel: +1-718-650-4003 E-mail: aimee.baxter@ab-inbev.com Peter Dercon Tel: +32-16-27-68-23 E-mail: peter.dercon@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	2Q16	Scope	Currency	Organic	2Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	150 652	5 557	-	1 470	157 679	1.0%
of which AB InBev own beer	128 313	- 465	-	2 635	130 483	2.1%
Revenue	13 453	100	- 25	654	14 182	5.0%
Cost of sales	-5 262	- 26	3	- 159	-5 444	-3.2%
Gross profit	8 192	72	- 22	496	8 738	6.1%
SG&A	-4 614	- 114	4	173	-4 551	3.8%
Other operating income/(expenses)	284	- 33	1	- 101	151	-40.1%
Normalized EBIT	3 862	- 76	- 16	568	4 338	15.0%
Normalized EBITDA	4 856	- 54	- 13	566	5 354	11.8%
Normalized EBITDA margin	36.1%				37.7%	238 bps

North America	2Q16	Scope	Currency	Organic	2Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	31 526	105	-	- 310	31 320	-1.0%
Revenue	4 263	35	- 28	1	4 271	-
Cost of sales	-1 544	- 25	7	11	-1 550	0.7%
Gross profit	2 717	13	- 21	13	2 722	0.5%
SG&A	-1 208	- 14	12	55	-1 155	4.5%
Other operating income/(expenses)	20	-	-	- 15	5	-76.2%
Normalized EBIT	1 529	- 1	- 9	52	1 571	3.4%
Normalized EBITDA	1 732	-	- 10	55	1 778	3.2%
Normalized EBITDA margin	40.6%				41.6%	129 bps

Latin America West	2Q16	Scope	Currency	Organic	2Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	26 862	- 39	-	833	27 657	3.1%
Revenue	2 149	1	- 49	182	2 284	8.5%
Cost of sales	- 623	- 2	15	- 31	- 641	-4.9%
Gross profit	1 527	- 2	- 34	151	1 643	9.9%
SG&A	- 738	- 13	18	7	- 726	1.0%
Other operating income/(expenses)	40	- 32	-	2	9	19.1%
Normalized EBIT	829	- 48	- 15	160	927	20.5%
Normalized EBITDA	988	- 47	- 18	154	1 077	16.4%
Normalized EBITDA margin	46.0%				47.2%	319 bps

Latin America North	2Q16	Scope	Currency	Organic	2Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	27 209	- 32	-	-1 046	26 131	-3.8%
Revenue	1 920	1	144	- 34	2 031	-1.8%
Cost of sales	- 734	-	- 56	- 33	- 823	-4.6%
Gross profit	1 187	-	87	- 67	1 207	-5.7%
SG&A	- 636	- 12	- 54	25	- 677	3.8%
Other operating income/(expenses)	92	-	6	- 32	66	-34.4%
Normalized EBIT	641	- 9	39	- 74	596	-11.7%
Normalized EBITDA	830	- 10	56	- 78	798	-9.5%
Normalized EBITDA margin	43.2%				39.3%	-334 bps

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Annex 1
Latin America South	2Q16	Scope	Currency	Organic	2Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	5 999	-	-	731	6 730	12.2%
Revenue	504	1	- 33	179	650	35.4%
Cost of sales	- 185	-	12	- 78	- 251	-42.0%
Gross profit	319	-	- 21	101	399	31.6%
SG&A	- 149	- 3	10	- 44	- 186	-29.0%
Other operating income/(expenses)	-	1	-	1	2	-
Normalized EBIT	170	- 2	- 11	58	216	34.5%
Normalized EBITDA	218	- 3	- 13	66	267	30.5%
Normalized EBITDA margin	43.3%				41.1%	-154 bps

EMEA	2Q16	Scope	Currency	Organic	2Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	29 754	5 720	-	1 232	36 706	4.1%
of which AB InBev own beer	22 224	256	-	1 337	23 817	6.0%
Revenue	2 257	332	- 11	227	2 805	10.0%
Cost of sales	- 970	- 229	7	- 88	-1 279	-8.9%
Gross profit	1 287	103	- 4	139	1 525	10.9%
SG&A	- 783	- 102	- 3	- 34	- 921	-4.3%
Other operating income/(expenses)	14	-	1	1	15	4.0%
Normalized EBIT	517	2	- 6	106	619	21.0%
Normalized EBITDA	688	29	- 7	116	826	17.1%
Normalized EBITDA margin	30.5%				29.4%	192 bps

Asia Pacific	2Q16	Scope	Currency	Organic	2Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	28 900	6	-	- 21	28 885	-0.1%
Revenue	1 959	27	- 48	116	2 055	5.9%
Cost of sales	- 861	- 25	22	41	- 823	4.7%
Gross profit	1 098	3	- 26	156	1 232	14.2%
SG&A	- 710	- 11	16	56	- 649	7.8%
Other operating income/(expenses)	94	-	- 2	- 53	39	-56.3%
Normalized EBIT	482	- 8	- 12	159	622	33.6%
Normalized EBITDA	648	- 15	- 17	142	758	22.1%
Normalized EBITDA margin	33.1%				36.9%	501 bps

Global Export and Holding	2Q16	Scope	Currency	Organic	2Q17	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	400	- 201	-	51	250	25.8%
Revenue	401	- 297	-	- 17	87	-16.3%
Cost of sales	- 344	252	- 4	19	- 77	20.9%
Gross profit	57	- 45	- 5	2	10	18.1%
SG&A	- 386	35	5	108	- 237	31.4%
Other operating income/(expenses)	24	- 2	- 3	- 4	15	-19.1%
Normalized EBIT	- 306	- 10	- 2	106	- 213	34.2%
Normalized EBITDA	- 246	- 11	- 4	110	- 150	44.2%

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Annex 2
AB InBev Worldwide	HY16	Scope	Currency	Organic	HY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	293 497	11 239	-	814	305 550	0.3%
of which AB InBev own beer	246 109	- 326	-	2 430	248 212	1.0%
Revenue	25 526	209	279	1 091	27 104	4.4%
Cost of sales	-10 065	- 74	- 125	- 409	-10 674	-4.3%
Gross profit	15 462	133	154	682	16 430	4.4%
SG&A	-8 575	- 218	- 93	106	-8 779	1.2%
Other operating income/(expenses)	492	- 68	16	- 31	408	-7.3%
Normalized EBIT	7 379	- 153	77	756	8 059	10.5%
Normalized EBITDA	9 346	- 101	96	821	10 162	9.0%
Normalized EBITDA margin	36.6%				37.5%	161 bps

North America	HY16	Scope	Currency	Organic	HY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	58 439	211	-	-1 494	57 156	-2.6%
Revenue	7 795	77	- 13	- 72	7 786	-0.9%
Cost of sales	-2 902	- 51	4	62	-2 887	2.1%
Gross profit	4 892	26	- 9	- 10	4 899	-0.2%
SG&A	-2 200	- 31	5	52	-2 174	2.3%
Other operating income/(expenses)	31	-	-	- 12	20	-37.9%
Normalized EBIT	2 723	- 4	- 4	30	2 744	1.1%
Normalized EBITDA	3 116	- 1	- 5	38	3 149	1.2%
Normalized EBITDA margin	40.0%				40.4%	87 bps

Latin America West	HY16	Scope	Currency	Organic	HY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	52 534	- 50	-	704	53 188	1.3%
Revenue	4 123	-	- 105	242	4 259	5.9%
Cost of sales	-1 199	- 1	37	- 63	-1 225	-5.2%
Gross profit	2 925	- 1	- 69	179	3 034	6.1%
SG&A	-1 414	- 24	41	24	-1 373	1.7%
Other operating income/(expenses)	78	- 67	- 2	24	34	-
Normalized EBIT	1 589	- 92	- 29	228	1 695	15.3%
Normalized EBITDA	1 903	- 92	- 38	224	1 998	12.4%
Normalized EBITDA margin	46.2%				46.9%	271 bps

Latin America North	HY16	Scope	Currency	Organic	HY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	56 922	- 5	-	- 367	56 550	-0.6%
Revenue	3 820	1	541	4	4 365	0.1%
Cost of sales	-1 386	-	- 225	- 210	-1 821	-15.2%
Gross profit	2 436	-	315	- 206	2 545	-8.5%
SG&A	-1 222	- 19	- 181	12	-1 410	0.9%
Other operating income/(expenses)	191	- 1	24	- 56	157	-29.6%
Normalized EBIT	1 404	- 20	158	- 251	1 292	-18.1%
Normalized EBITDA	1 761	- 20	210	- 252	1 699	-14.5%
Normalized EBITDA margin	46.1%				38.9%	-664 bps

ab-inbev.com	19

Press Release Brussels / 27 July 2017 / 7.00am CET

Annex 2
Latin America South	HY16	Scope	Currency	Organic	HY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	14 819	-	-	1 000	15 819	6.8%
Revenue	1 231	1	- 86	377	1 523	30.7%
Cost of sales	- 414	-	26	- 179	- 566	-43.2%
Gross profit	817	-	- 60	199	956	24.3%
SG&A	- 323	- 3	23	- 92	- 394	-28.3%
Other operating income/(expenses)	2	1	-	-	3	-6.7%
Normalized EBIT	497	- 2	- 36	106	565	21.5%
Normalized EBITDA	584	- 2	- 42	126	666	21.6%
Normalized EBITDA margin	47.5%				43.7%	-327 bps

EMEA	HY16	Scope	Currency	Organic	HY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	57 719	11 441	-	466	69 625	0.8%
of which AB InBev own beer	41 077	464	-	1 061	42 602	2.6%
Revenue	4 142	661	23	320	5 145	7.7%
Cost of sales	-1 848	- 463	- 9	- 86	-2 405	-4.6%
Gross profit	2 294	197	14	234	2 740	10.2%
SG&A	-1 426	- 184	- 18	- 73	-1 700	-5.1%
Other operating income/(expenses)	7	1	3	31	42	-
Normalized EBIT	875	14	- 1	193	1 081	22.4%
Normalized EBITDA	1 209	70	- 2	213	1 489	17.8%
Normalized EBITDA margin	29.2%				28.9%	270 bps

Asia Pacific	HY16	Scope	Currency	Organic	HY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	52 162	- 20	-	426	52 568	0.8%
Revenue	3 658	27	- 81	251	3 856	6.9%
Cost of sales	-1 686	- 23	44	35	-1 630	2.1%
Gross profit	1 972	5	- 37	287	2 226	14.5%
SG&A	-1 281	- 19	30	21	-1 249	1.6%
Other operating income/(expenses)	127	- 1	- 4	- 41	81	-32.4%
Normalized EBIT	816	- 13	- 11	267	1 059	33.2%
Normalized EBITDA	1 181	- 19	- 25	275	1 412	23.5%
Normalized EBITDA margin	32.3%				36.6%	499 bps

Global Export and Holding	HY16	Scope	Currency	Organic	HY17	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	902	- 337	-	80	644	14.1%
Revenue	757	- 556	-	- 31	170	-15.4%
Cost of sales	- 631	462	- 2	30	- 140	17.9%
Gross profit	127	- 94	- 2	- 1	30	-3.0%
SG&A	- 705	58	6	161	- 479	25.2%
Other operating income/(expenses)	56	-2	- 5	23	71	41.9%
Normalized EBIT	- 524	- 36	- 1	183	- 378	33.1%
Normalized EBITDA	- 407	- 37	- 3	197	- 250	45.1%

ab-inbev.com	20